SECURITIES ACT

EXEMPTION FROM TAKE-OVER BID AND ISSUER BID RULES

(set out in Section 189.1.2 of the Regulation)

1.

Name and address of the offeree company:

Neptune Technologies & Bioressources Inc.

500, St-Martin Boulevard West, suite 500

Laval, Quebec

H7M 3Y2

2.

Name and address of the offeror:

Capital régional et coopératif Desjardins

2, complexe Desjardins, suite 1717

Montreal, Quebec,

H5B 1B9

3.

Designation of the securities that are subject to the bid :

-

Common shares of the share capital of Neptune Technologies & Bioressources Inc. (the “Company”);

-

Debenture in the amount of $119,340.63 (including principal and capitalized interests as at December 31, 2004) convertible into common shares of the share capital of the Company (the “Debenture”);

4.

Date of the bid:

June 8, 2005

5.

Maximum number of securities of the class subject to the bid which are sought by the offeror:

Capital régional et coopératif Desjardins acquires from Desjardins capital de risque, L.P represented by its general partner Desjardins capital de risques Inc., 232,414 common shares of the share capital of the Company (the « Common shares ») and the Debenture convertible as at the date hereof into approximately 340,973 Common shares of the share capital of the Company;

6.

The value, in Canadian dollars, of the consideration offered per security:

$0.22 per Common share and an aggregate amount of $119,340.63 for the Debenture.

7.

The fee payable in respect of the bid:

The fees payable in respect of the bid are determined pursuant to section 271.4 (1) of the Regulation taken under the Securities Act and calculated as follows:

➢

For the Common shares:

0.02% X  $51,131.08 = $10.23

➢

For the Debenture:

0.02% X  $119,340.63 = $23.87

Total: $34.10

However minimum fees of $1,000 are applicable.